SEB

Facsimile no: 001-202-942-9624

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Skandinaviska Enskilda Banken AB (publ)—File No. 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

For and on behalf of
Skandinaviska Enskilda Banken

5/17

(Enclosure)

Skandinaviska Enskilda Banken

Postadress / Mailing address	Besöksadress / Office address	Telefon / Telephone
SE-106 40 Stockholm Sweden	Kungsträdgårdsgatan 8	Nat 08 763 80 00 Int + 46 8 763 80 00

Firma/Name: Skandinaviska Enskilda Banken AB. Bolaget är publikt/A public company (publ).
Styrelsens säte/Reg. Office: Stockholm Reg.nr/Reg. No.: 5020329081

SEB

Additional Information Jan-March 2004

PRESS RELEASE STOCKHOLM 6 MAY 2004

Appendix 1 SEB Trygg Liv

SEB Trygg Liv represents the SEB Group's life insurance business according to a bank-assurance concept, i.e. an integrated banking and insurance business. The purpose of the concept is to offer SEB's customers a complete range of products and services within the financial area. Savings in life insurance products, including pension savings, represent a growing share of the Swedish households' financial assets. Since 1995 the share has increased from 24 to more than 40 per cent.

Improved market position

SEB Trygg Liv offers both unit-linked and traditional insurance. Sales focus is, however, on unit-linked, which represents 91 per cent (81) of total sales. As of 31 December* 2003 SEB Trygg Liv was the market leader on the unit-linked market with a share of 24.2 per cent (24.7 at year-end 2002) of assets under management. As of 31 March 2004 the share of weighted** new business rolling 12 months was 31.8 per cent (21.1 in the same period of 2002/2003).

SEB Trygg Liv has a strong position in the private market within unit linked endowment insurance. The market share, weighted** new business rolling 12 months, was 31.8 per cent (22.2 in the same period of 2002/2003). Sales of endowment insurance is highly correlated to the development on the stock markets and was negatively affected by the earlier downward stock market trend. However, the positive stock market development has led to a certain recovery. Sales of private pension savings are realtively stable and SEB's sales in this area consist mainly of the product IPS, Individual Pension Savings. SEB is one of the leading suppliers within non-insurance-related pension savings, with a market share of 15.5 per cent as of 31 December*, based on payments during 2003.

Growing occupational pension business

In the corporate market, which constitutes more than 75 per cent of the total market, SEB Trygg Liv's market share within fund-related occupational pension is 31.0 per cent (20.8 in the same period of 2002/2003) of weighted new business rolling 12 months as of 31 March 2004. SEB Trygg Liv's ambition is to further develop the occupational pension business, partly through deeper co-operation with the organisation of medium-sized and large corporations within the Bank, partly through continued co-operation with independent life insurance brokers, who account for more than 65 per cent of occupational pension sales. SEB Trygg Liv was in 2002 and 2003 ranked number one among independent insurance brokers for offering the best service. The occupational pension market is less dependent on the general business cycle compared to the market of endowment insurance.

One effect of the growing occupational pension business is an increase in sales of regular premium policies compared to single premium policies. As of 31 March regular premiums represented 88 per cent of sales. This increases the future value of sales but at the expense of increased distribution costs, which in a short-term perspective has a negative impact on the operating result.

* The market share statistics for the first quarter of 2004 is not available for this item at publishing date of this report
** Single premiums plus regular premiums times ten.

Sales volume insurance (weighted**)

SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Total	**8 338**	**7 725**	**6 366**	**7 298**	**6 261**	**5 741**
Traditional life insurance	751	811	988	1 021	1 219	1 267
Unit-linked insurance	7 587	6 914	5 378	6 277	5 042	4 474
Private paid	2 064	2 040	1 359	1 441	1 419	1 800
Corporate paid	6 274	5 685	5 007	5 857	4 842	3 941
Single premium	965	898	600	805	741	1 182
Regular premium	7 373	6 827	5 766	6 493	5 520	4 559

File no 82-3637

Premium income

SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Total	**3 961**	**3 961**	**2 873**	**3 106**	**3 283**	**4 059**
Traditional insurance	1 021	1 487	862	973	1 088	1 639
Unit-linked insurance	2 940	2 474	2 011	2 133	2 195	2 420
Assets under management Total	**241 200**	**228 000**	**225 100**	**214 400**	**202 000**	**210 500**
Traditional insurance	179 800	171 600	173 100	164 900	157 900	165 400
Whereof Gamla Liv	*169 300*	*161 500*	*162 600*	*155 300*	*148 800*	*157 300*
Nya Liv	*10 500*	*10 100*	*10 500*	*9 600*	*9 100*	*8 100*
Unit-linked insurance	61 400	56 400	52 000	49 500	44 100	45 100

Increased new business profit

One way to analyse the result of sales efforts is to determine the sales margin for new business. The sales result, i.e. present value of new sales less actual selling expenses, is related to the weighted sales volume. The margin may fluctuate significantly in the short term. The new business margin during the period improved to 22.2 per cent due to improved volume/cost relation. See Calculation of surplus value and changes in surplus value, and Surplus value accounting "Actual outcome compared to assumptions".

SEK M	Jan-Mar 2004	Full year 2003	Full year 2002	Full year 2001
Sales volume weighted (regular+single/10)	**834**	**2 765**	**2 391**	**2 865**
Present value of new sales (9% discount rate)	435	1 409	1 181	1 347
Selling expenses	-250	-909	-801	-1 029
Profit - new business	**185**	**500**	**380**	**318**
Sales margin - new business	22.2%	18.1%	15.9%	11.1%

Result

When analysing a life insurance company's result and profitability it must be taken into consideration that an insurance policy often has a long duration. That leads to an imbalance between income and costs at the time when a policy is signed. Income accrues regularly throughout the duration of the policy. Costs, on the other hand, mainly arise at the point of sale.

Income mainly consists of unit-linked fees (usually 0.65 per cent of assets under management plus SEK 250 per policy and year), fund management fees (varying depending on the chosen type of fund) and net interest. Compensation for administration agreements with the mutual entities is also included. Of importance for the income is thus the development of assets under management (i.e. net flow of premiums paid and change in the asset value) and to a smaller extent the sales of the specific period. The value of sales has to be evaluated on a more long-term basis.

Costs, on the other hand, are highly affected by sales in the current period when most of the sales costs are incurred. This has a negative impact on the operating result and makes it difficult to get a correct picture of the company's profitability over time, especially in periods of strong sales growth. Particularly sales of corporate pension plans with long duration lead to an initial imbalance between income and costs as commission paid at point of sale is partly based on the total value of the policy. To some extent this is taken care of through capitalisation of acquisition costs which are depreciated over time.

In order to provide a more true presentation of the life insurance business, the total result is presented including the current period change in surplus values, being the present value of future profits from existing insurance contracts. SEB Trygg Liv uses the method of surplus value calculations since 1997 for both internal management accounting and external reporting.

The result of SEB Trygg Liv does not include the result of Gamla Livförsäkringsaktiebolaget SEB Trygg Liv and Nya Livförsäkringsaktiebolaget SEB Trygg Liv. These two mutual entities are not consolidated with the SEB Trygg Liv Holding group, which however receives a fee for administrative and sales services provided.

Profit and loss account

SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Administration agreements, traditional insurance	101	110	100	95	97	104
Unit-linked insurance	268	250	236	195	181	190
Other	52	46	37	54	49	45
Total income	**421**	**406**	**373**	**344**	**327**	**339**
Operating expenses	-408	-380	-339	-381	-353	-362
Capitalisation of acquisition costs, net	83	51	48	70	53	35
Goodwill and other	-15	-13	-19	-14	-14	-11
Total costs	**-340**	**-342**	**-310**	**-325**	**-314**	**-338**
Result associated companies	-3	0	-1	-4	-5	0
Operating result	**78**	**64**	**62**	**15**	**8**	**1**
Change in surplus values, gross	422	515	866	283	297	231
Deferred acquisition costs, net	-83	-51	-48	-70	-53	-35
Total result ongoing business	**417**	**528**	**880**	**228**	**252**	**197**
Change in assumptions [1]	0	-35	0	-59	0	-447
Financial effects due to short term fluctuations	226	121	72	441	-338	411
Total result net	643	614	952	610	-86	161
Expense ratio, % [2]	10,3	9,3	11,8	12,3	10,8	8,9
Return on allocated capital after tax, % [3]	27.3	35.4	58.9	15.3	16.9	14.5

[1] Changes in assumptions, see headline below – Calculation of surplus values and changes in surplus values.
[2] Operating expenses as percentage of premiums paid.
[3] Result ongoing business in relation to allocated capital, annual basis.

Calculation of surplus value and changes in surplus value
The surplus value calculation is based on different assumptions, to be adjusted when needed to correspond to long-term development.

Discount rate	9%
Surrender of endowment insurance contracts	5%
Lapse rate of regular premiums, unit-linked	10%
Growth in fund units	6%
Inflation	2%
Right to transfer policy (excl occupational pension)	1%
Mortality	According to industry experience

Changes in assumptions were made during the fourth quarter 2002 concerning lapse rate of regular premiums: from 8 to 10 per cent. During the second quarter 2003 the right to transfer policies in private pension insurance, unit-linked, was taken into consideration (1 per cent).

Sensitivity analysis
The calculation of surplus value is relatively sensitive to changes in assumptions. A change of the discount rate by +1/-1 percentage point gives an effect of SEK -786/+784m

A higher or lower return/growth in fund units will result in positive or negative effects when the surplus value change of the period is calculated. A change in the growth assumption by +1/-1 percentage point will give a change in surplus value of SEK +797/-684m.

Surplus value accounting

Balance (after deduction of capitalised acquisition costs) SEK M	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Opening balance [5]	**5 211**	**4 661**	**3 771**	**3 176**	**3 270**	**3 110**
Present value of new sales [1]	435	419	351	362	277	288
Return on existing policies	179	116	117	118	123	134
Realised surplus value in existing policies	-175	-122	-121	-120	-121	-170
Actual outcome compared to assumptions [2]	-17	102	519	-77	18	-21
Change in surplus values from ongoing business, gross	**422**	**515**	**866**	**283**	**297**	**231**
Capitalisation of acquisition cost for the period	-171	-155	-148	-167	-145	-143
Amortisation of capitalised acquisition cost	88	104	100	97	92	108
Change in surplus values from ongoing business, net [3]	**339**	**464**	**818**	**213**	**244**	**196**
Change in assumptions	0	-35	0	-59	0	-447
Financial effects due to short term market fluctuations [4]	226	121	72	441	-338	411
Total change in surplus values	**565**	**550**	**890**	**595**	**-94**	**160**
Closing balance [5]	**5 776**	**5 211**	**4 661**	**3 771**	**3 176**	**3 270**

[1] Sales defined as new contracts and extra premiums on existing contracts
[2] The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. However, the actual income and administrative expenses are included in full in the operating result.
[3] Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.
[4] Assumed unit growth is 6 per cent, i.e. 1.5 per cent per quarter. Actual growth results in positive or negative financial effects.
[5] Estimated surplus value according to the above is not included in the statutory balance sheet. Capitalised acquisition costs (SEK 1,780m by 31 March 2003) are deducted from the surplus value closing balance.

Key Figures

SEK M	Jan-Mar 2004	Full year 2003	Full year 2002	Full year 2001
Equity	3 048	2 952	2 960	2 797
Surplus value (value of inforce business)	5 776	5 211	3 270	4 141
New business profit	185	500	380	318

Gamla and Nya Livförsäkringsaktiebolaget SEB Trygg Liv

Both Gamla and Nya Livförsäkringsaktiebolaget SEB Trygg Liv are operated according to mutual principles and are not consolidated with the SEB Trygg Liv Holding Group. This means that the group takes no risk with respect to changes in values in these investment portfolios.

Gamla Livförsäkringsaktiebolaget is closed for new business. Nya Livförsäkringsaktiebolaget was founded in 1997 and is open for new business.

In connection with the transformation of the mutual insurance company Trygg-Hansa Livförsäkring into a mutually operated limited liability company, subsequently called Gamla Livsförsäkringsaktiebolaget SEB Trygg Liv, the Trygg Foundation was formed as a policyholder organisation to secure the policyholders' continued influence over the company.

The purpose of the Trygg Foundation is to promote healthy growth in the value of policies in Gamla Livsförsäkringsaktiebolaget. The Trygg Foundation is entitled to

- appoint two Members of the Board of Gamla Livsförsäkringsaktiebolaget and, jointly with SEB, to appoint the Chairman of the Board, which has five members
- appoint the majority of Members and the Chairman of the Finance Delegation, which is responsible for asset management within Gamla Livsförsäkringsaktiebolaget.

Consolidation

After more than two years of a collective consolidation ratio below 100 per cent both Gamla och Nya Livförsäkringsaktiebolaget reached 101 per cent as of 31 March 2004. Hence, both companies have been within the target interval (100-115 per cent) during one quarter. However, the consolidation ratio target will not be regarded as fulfilled until this has been a fact during two consecutive quarters. The companies should have reached the target no later than 1 October 2004, to avoid being forced to reallocate.

As per 31 March 2004	Gamla Liv	Nya Liv
Assets under management, SEK bn	169.3	10.5
Result of the period after tax on return, SEK m	6 773	197
Premium income, SEK m	648	373
Collective consolidation ratio, retrospective reserve [1], %	101	101
Bonus rate, %	0	1
Solvency ratio [2], %	160	110
Capital base, SEK m	57 587	932
Required solvency margin, SEK m	4 047	459
Solvency quota [3]	14.2	2.0
Total return, %	4.8	2.9
Share of equities/equityexposure, %	39	4[4]
Share of fixed income, %	52	96[4]
Share of real estate, %	9	0

[1] The collective consolidation ratio shows the company's assets in relation to its commitments to policyholders. The commitments include both guaranteed and not-guaranteed values.
[2] The company's net assets (incl. share capital and subordinated debts) in relation to the guaranteed commitments in the form of technical provisions.
[3] Quota capital base/required solvency margin.
[4] In the part of the portfolio that consists of individual savings policies with right to bonus.

Appendix 2 Credit Exposure

Credit Exposure by Industry, SEK bn

(before provisions for possible credit losses)

	Total*			
	31 Mar 2004	%	31 Dec 2003	%
Banks [1]	**247.3**	**22.2%**	**194.2**	**18.7%**
Corporate	**329.8**	**29.5%**	**328.5**	**31.5%**
Finance and insurance	40.0	3.6%	38.2	3.7%
Wholesale and retail	36.4	3.3%	36.7	3.5%
Transportation	27.0	2.4%	26.8	2.6%
Other service industries	46.5	4.2%	45.5	4.4%
Construction	9.0	0.8%	10.9	1.0%
Manufacturing	75.8	6.8%	73.2	7.0%
Other	95.1	8.4%	97.2	9.3%
Property Management	**130.8**	**11.7%**	**123.3**	**11.9%**
Public Sector [2]	**151.5**	**13.6%**	**144.6**	**13.9%**
Households	**256.6**	**23.0%**	**249.1**	**24.0%**
Mortgage loans	189.3	17.0%	184.1	17.7%
Other	67.3	6.0%	65.0	6.3%
Total credit portfolio	**1 116.0**	**100.0%**	**1039.7**	**100.0%**
Other credit exposure:				
Repos	**151.7**		**119.0**	
Credit institutions	99.2		59.5	
General public	52.5		59.5	
Bonds and other interest bearing securities	**261.5**		**189.3**	

* December 2003 figures have been revised due to implementation of refined credit portfolio analysis tool in March 2004.

1) Including Nation Debt Office
2) Including state- and municipality-owned companies

Credit Exposure*, Emerging Markets, SEK bn

	31 Mar 2004	31 Dec 2003
Asia	**7.5**	**7.1**
China	2.6	2.1
Hong Kong	2.3	2.0
Latin America	**1.6**	**1.9**
Brazil	1.0	0.8
Mexico	0.3	0.5
Eastern and Central Europe	**1.3**	**1.1**
Russia	0.3	0.2
Africa and Middle East	**2.7**	**2.5**
Iran	1.0	1.3
Turkey	0.5	0.3
Total - gross	**13.0**	**12.7**
Reserve	0.8	0.9
Total - net	**12.2**	**11.8**

*) Exposure on the domestic market for the Baltic subsidiary banks has been excluded from the table

Appendix 3 Capital base for the SEB Financial Group of Undertakings

SEK m	March 2004	December 2003
Shareholders' equity in the balance sheet	51 450	48 464
./. Dividend decided by the Annual General Meeting	-2818	-2 818
./. Estimated dividend	-705 [1]	
./. Deduction from the financial group of undertakings	-857 [2]	-1 205
= Shareholders' equity in the capital adequacy	**47 070**	**44 441**
Core capital contribution	5 632	1 815
Minority interest	1 780	1 630
./. Goodwill	-5 241 [3]	-5 246
./. Other intangible assets	-212	
./. Deferred tax assets	-1 625	
= Core capital (tier 1)	**47 404**	**42 640**
Dated subordinated debt	17 589	16 978
./. Deduction for remaining maturity	-2 098	-1 719
Perpetual subordinated debt	6 014	5 731
= Supplementary capital (tier 2)	**21 505**	**20 990**
./. Deductions for investments in insurance companies	-8 459 [4]	-8 459
./. Deductions for other investments outside the financial group of undertakings	-418	-422
= Capital base	**60 032**	**54 749**

Note:

The reduction of estimated dividend (1) is related to the first three months.

The deduction (2) from shareholders equity in the consolidated balance sheet consists mainly of nonrestricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

Goodwill in (3) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies.

The minority interest and goodwill that is included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

Goodwill from acquisitions of insurance companies (SEK 5,616m) is reflected in the deduction of investments in insurance companies from the capital base (4).

The parent company's core capital was SEK 40,102m on 31 March 2004 (35,984), giving a core capital ratio for the parent company of 19.1 per cent (18.0).

Appendix 4 Market risk

The Group's risk taking in trading operations is measured in a so-called Value at Risk model (VaR). During the first three months of 2004, VaR averaged SEK 76m. This means that the Group, on average with 99 per cent probability, could not expect to lose more than this amount during a ten-day period. The following table shows the risk by risk type (SEK million).

	Min	Max	31 March 2004	Average 2004	Average 2003
Interest risk	55	100	81	73	113
Currency risk	8	62	16	24	21
Equity risk	2	48	13	13	11
Diversification			-28	-34	-30
Total	**37**	**103**	**82**	**76**	**106**

The average VaR has decreased during the first quarter of 2004, mainly due to a lower market volatility in interest rates.

Sensitivity analysis

An increase of market interest rates by one per cent as per 31 March 2004 would result in a reduction in the market value of all the Group's interest-bearing assets and liabilities, including derivatives, by SEK 2.7bn (2.8).

The SEB Group
Total

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Actual Full-year 2003	Actual Full-year 2002
Net interest income	3,442	3,498	3,520	3,387	3,377	3,543	3,405	3,430	3,341	13,782	13,719
Net commission income	2,852	2,718	2,576	2,484	2,440	2,459	2,333	2,601	2,582	10,218	9,975
Net result of financial transactions	830	640	412	542	490	654	449	652	654	2,084	2,409
Other income	179	257	190	268	272	273	220	311	471	987	1,275
Total income	**7,303**	**7,113**	**6,698**	**6,681**	**6,579**	**6,929**	**6,407**	**6,994**	**7,048**	**27,071**	**27,378**
Staff costs	-2,741	-2,623	-2,579	-2,632	-2,665	-2,544	-2,608	-2,592	-2,605	-10,499	-10,349
Other operating costs	-1,540	-1,661	-1,522	-1,489	-1,519	-1,778	-1,665	-1,733	-1,747	-6,191	-6,923
Amortisation of goodwill	-151	-153	-153	-160	-150	-137	-137	-135	-135	-616	-544
Depreciation and write-downs	-188	-210	-201	-201	-217	-232	-222	-246	-233	-829	-933
Merger and restructuring costs	-75							-109	-91		-200
Total costs	**-4,695**	**-4,647**	**-4,455**	**-4,482**	**-4,551**	**-4,691**	**-4,632**	**-4,815**	**-4,811**	**-18,135**	**-18,949**
Net credit losses etc *	-212	-330	-273	-189	-214	-278	-181	-180	-189	-1,006	-828
Write-downs of financial fixed assets		-43	-1	-16	-4	-20		-9		-64	-29
Net result from associated companies	-1	32	-8	-5		-75	-21		-8	19	-104
Operating result from insurance operations	68	69	43	-16	-18	10	-22	-20	-24	78	-56
Operating result	**2,463**	**2,194**	**2,004**	**1,973**	**1,792**	**1,875**	**1,551**	**1,970**	**2,016**	**7,963**	**7,412**

* including change in value of seized assets

Corporate & Institutions
Total

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	1,185	1,164	1,135	1,148	1,156	1,163	1,148	1,147	1,135	4,603	4,593
Net commission income	993	986	852	902	919	880	922	1,005	871	3,659	3,678
Net result of financial transactions	685	545	382	495	387	529	358	508	547	1,809	1,942
Other income	52	50	4	73	80	84	55	60	99	207	298
Total income	**2,915**	**2,745**	**2,373**	**2,618**	**2,542**	**2,656**	**2,483**	**2,720**	**2,652**	**10,278**	**10,511**
Staff costs	-903	-893	-783	-802	-821	-810	-773	-859	-811	-3,299	-3,253
Other operating costs	-543	-540	-518	-553	-560	-596	-596	-603	-628	-2,171	-2,423
Amortisation of goodwill	-13	-14	-13	-14	-15	-16	-16	-15	-14	-56	-61
Depreciation and write-downs	-20	-28	-25	-31	-27	-35	-32	-31	-32	-111	-130
Merger and restructuring costs						-49		-18	-31		-98
Total costs	**-1,479**	**-1,475**	**-1,339**	**-1,400**	**-1,423**	**-1,506**	**-1,417**	**-1,526**	**-1,516**	**-5,637**	**-5,965**
Net credit losses etc	-39	-70	-52	-5	-59	-25	-20	-27	-11	-186	-83
Write-downs of financial fixed assets				-10	-4					-14	
Intra-group minority interest		-11	-3	-4	-8	-8	-9	-9	-7	-26	-33
Operating result	**1,397**	**1,189**	**979**	**1,199**	**1,048**	**1,117**	**1,037**	**1,158**	**1,118**	**4,415**	**4,430**

Corporate & Institutions
Merchant Banking

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	1,152	1,168	1,139	1,159	1,160	1,164	1,159	1,160	1,144	4,626	4,627
Net commission income	625	671	559	612	603	573	572	544	459	2,445	2,148
Net result of financial transactions	664	495	341	475	357	422	362	522	491	1,668	1,797
Other income	51	46	28	35	62	46	24	33	56	171	159
Total income	**2,492**	**2,380**	**2,067**	**2,281**	**2,182**	**2,205**	**2,117**	**2,259**	**2,150**	**8,910**	**8,731**
Staff costs	-674	-695	-620	-615	-630	-598	-587	-596	-587	-2,560	-2,368
Other operating costs	-446	-457	-416	-454	-454	-462	-482	-464	-493	-1,781	-1,901
Depreciation and write-downs	-11	-16	-12	-17	-13	-16	-15	-15	-15	-58	-61
Merger and restructuring costs						1		-18	-31		-48
Total costs	**-1,131**	**-1,168**	**-1,048**	**-1,086**	**-1,097**	**-1,075**	**-1,084**	**-1,093**	**-1,126**	**-4,399**	**-4,378**
Net credit losses etc	-39	-71	-52	-1	-59	-25	-20	-29	-11	-183	-85
Write-downs of financial fixed assets				-10	-4					-14	
Intra-group minority interest		-11	-3	-4	-8	-8	-9	-9	-7	-26	-33
Operating result	**1,322**	**1,130**	**964**	**1,180**	**1,014**	**1,097**	**1,004**	**1,128**	**1,006**	**4,288**	**4,235**

Corporate & Institutions
Enskilda Securities

SEK m	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	33	-4	-4	-11	-4	-1	-11	-13	-9	-23	-34
Net commission income	368	315	293	290	316	307	350	461	412	1,214	1,530
Net result of financial transactions	21	50	41	20	30	107	-4	-14	56	141	145
Other income	1	4	-24	38	18	38	31	27	43	36	139
Total income	**423**	**365**	**306**	**337**	**360**	**451**	**366**	**461**	**502**	**1,368**	**1,780**
Staff costs	-229	-198	-163	-187	-191	-212	-186	-263	-224	-739	-885
Other operating costs	-97	-83	-102	-99	-106	-134	-114	-139	-135	-390	-522
Amortisation of goodwill	-13	-14	-13	-14	-15	-16	-16	-15	-14	-56	-61
Depreciation and write-downs	-9	-12	-13	-14	-14	-19	-17	-16	-17	-53	-69
Merger and restructuring costs						-50					-50
Total costs	**-348**	**-307**	**-291**	**-314**	**-326**	**-431**	**-333**	**-433**	**-390**	**-1,238**	**-1,587**
Net credit losses etc		1		-4				2		-3	2
Operating result	**75**	**59**	**15**	**19**	**34**	**20**	**33**	**30**	**112**	**127**	**195**

Nordic Retail & Private Banking
Total

SEK m	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	1,092	1,081	1,074	1,048	1,044	1,035	1,042	1,047	1,045	4,247	4,169
Net commission income	944	920	852	798	756	810	695	767	823	3,326	3,095
Net result of financial transactions	46	37	41	39	34	35	24	19	33	151	111
Other income	29	36	31	71	35	56	29	69	48	173	202
Total income	**2,111**	**2,074**	**1,998**	**1,956**	**1,869**	**1,936**	**1,790**	**1,902**	**1,949**	**7,897**	**7,577**
Staff costs	-679	-658	-650	-643	-623	-633	-583	-570	-629	-2,574	-2,415
Pension compensation											
Other operating costs	-611	-635	-572	-596	-589	-628	-538	-643	-609	-2,392	-2,418
Amortisation of goodwill	-12	-13	-12	-12	-15					-52	
Depreciation and write-downs	-10	-22	-9	-13	-11	-16	-9	-10	-11	-55	-46
Merger and restructuring costs						-9	-16		-40		-65
Total costs	**-1,312**	**-1,328**	**-1,243**	**-1,264**	**-1,238**	**-1,286**	**-1,146**	**-1,223**	**-1,289**	**-5,073**	**-4,944**
Net credit losses etc	-44	-75	-25	-51	-43	-71	43	-25	-32	-194	-85
Write-downs of financial fixed assets											
Intra-group minority interest		-6	-6	-4	-1	-4	4	-10	-10	-17	-20
Operating result from insurance operations											
Operating result	**755**	**665**	**724**	**637**	**587**	**575**	**691**	**644**	**618**	**2,613**	**2,528**

Nordic Retail & Private Banking
Retail Banking

SEK m	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	912	903	899	892	897	897	905	900	890	3,591	3,592
Net commission income	325	282	257	222	210	265	207	218	273	971	963
Net result of financial transactions	39	30	33	32	28	28	22	22	27	123	99
Other income	24	9	10	45	14	24	11	28	13	78	76
Total income	**1,300**	**1,224**	**1,199**	**1,191**	**1,149**	**1,214**	**1,145**	**1,168**	**1,203**	**4,763**	**4,730**
Staff costs	-419	-403	-390	-405	-371	-394	-365	-340	-396	-1,569	-1,495
Other operating costs	-424	-405	-368	-375	-373	-443	-352	-402	-399	-1,521	-1,596
Depreciation and write-downs	-4	-13	-1	-3	-2	-10	-3	-4	-5	-19	-22
Merger and restructuring costs						7	13		-40		-20
Total costs	**-847**	**-821**	**-759**	**-783**	**-746**	**-840**	**-707**	**-746**	**-840**	**-3,109**	**-3,133**
Net credit losses etc	-19	-48	4	-8	-17	-39	56	5	-4	-69	18
Operating result	**434**	**355**	**444**	**400**	**386**	**335**	**494**	**427**	**359**	**1,585**	**1,615**

Nordic Retail & Private Banking
Private Banking

SEK m	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	89	95	92	94	94	102	97	119	112	375	430
Net commission income	259	260	237	212	194	221	202	250	279	903	952
Net result of financial transactions	7	7	8	7	6	7	2	-3	6	28	12
Other income		1	1		2	14	-1	21	14	4	48
Total income	**355**	**363**	**338**	**313**	**296**	**344**	**300**	**387**	**411**	**1,310**	**1,442**
Staff costs	-128	-129	-131	-126	-133	-140	-131	-146	-145	-519	-562
Other operating costs	-60	-79	-74	-88	-86	-76	-91	-125	-109	-327	-401
Depreciation and write-downs	-2	-4	-3	-3	-3	-4	-4	-4	-4	-13	-16
Merger and restructuring costs						-4	-29				-33
Total costs	**-190**	**-212**	**-208**	**-217**	**-222**	**-224**	**-255**	**-275**	**-258**	**-859**	**-1,012**
Net credit losses etc	2	-1		-1		-10	1	-6		-2	-15
Intra-group minority interest		-6	-6	-4	-1	-4	4	-10	-10	-17	-20
Operating result	**167**	**144**	**124**	**91**	**73**	**106**	**50**	**96**	**143**	**432**	**395**

Nordic Retail & Private Banking

SEB Kort

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	91	83	83	62	53	36	40	28	43	281	147
Net commission income	351	378	358	364	352	324	286	299	271	1 452	1 180
Other income	14	26	20	26	19	18	19	20	21	91	78
Total income	**456**	**487**	**461**	**452**	**424**	**378**	**345**	**347**	**335**	**1 824**	**1 405**
Staff costs	-132	-126	-129	-112	-119	-99	-87	-84	-88	-486	-358
Other operating costs	-127	-151	-130	-133	-130	-109	-95	-116	-101	-544	-421
Amortisation of goodwill	-12	-13	-12	-12	-15					-52	
Depreciation and write-downs	-4	-5	-5	-7	-6	-2	-2	-2	-2	-23	-8
Merger and restructuring costs						-12					-12
Total costs	**-275**	**-295**	**-276**	**-264**	**-270**	**-222**	**-184**	**-202**	**-191**	**-1 105**	**-799**
Net credit losses etc	-27	-26	-29	-42	-26	-22	-14	-24	-28	-123	-88
Operating result	**154**	**166**	**156**	**146**	**128**	**134**	**147**	**121**	**116**	**596**	**518**

SEB AG Group

Adapted to Swedish Accounting Principles and based on allocated capital

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	946	958	1 025	970	973	1 113	1 030	1 027	1 022	3 926	4 192
Net commission income	487	454	492	419	414	402	394	374	461	1 779	1 631
Net result of financial transactions	95	54	-20	25	46	91	36	70	25	105	222
Other income	31	106	45	34	69	21	57	65	155	254	298
Total income	**1 559**	**1 572**	**1 542**	**1 448**	**1 502**	**1 627**	**1 517**	**1 536**	**1 663**	**6 064**	**6 343**
Staff costs	-618	-618	-679	-710	-710	-690	-737	-698	-715	-2 717	-2 840
Other operating costs	-439	-465	-391	-368	-419	-458	-452	-462	-465	-1 643	-1 837
Depreciation and write-downs	-53	-67	-58	-61	-64	-78	-73	-88	-79	-250	-318
Merger and restructuring costs	-75										
Total costs	**-1 185**	**-1 150**	**-1 128**	**-1 139**	**-1 193**	**-1 226**	**-1 262**	**-1 248**	**-1 259**	**-4 610**	**-4 995**
Net credit losses etc	-110	-180	-209	-149	-97	-178	-156	-98	-98	-635	-530
Write-downs of financial fixed assets		-2				5		-5		-2	
Net result from associated companies		17	10	8	5	-36	-8	18	18	40	-8
Operating result	**264**	**257**	**215**	**168**	**217**	**192**	**91**	**203**	**324**	**857**	**810**

Division German Retail & Mortgage Banking

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	786	825	894	837	842	983	910	906	903	3 398	3 702
Net commission income	330	290	353	287	286	246	247	226	323	1 216	1 042
Net result of financial transactions	78	25	-49	-10	17	67	5	44	6	-17	122
Other income	30	103	35	31	52	17	53	65	155	221	290
Total income	**1 224**	**1 243**	**1 233**	**1 145**	**1 197**	**1 313**	**1 215**	**1 241**	**1 387**	**4 818**	**5 156**
Staff costs	-520	-505	-587	-619	-620	-599	-657	-619	-631	-2 331	-2 506
Other operating costs	-357	-345	-282	-266	-300	-330	-332	-341	-344	-1 193	-1 347
Depreciation and write-downs	-49	-64	-55	-57	-60	-72	-70	-84	-76	-236	-302
Merger and restructuring costs	-75										
Total costs	**-1 001**	**-914**	**-924**	**-942**	**-980**	**-1 001**	**-1 059**	**-1 044**	**-1 051**	**-3 760**	**-4 155**
Net credit losses etc	-110	-188	-173	-115	-97	-177	-156	-98	-98	-573	-529
Write-downs of financial fixed assets		-2				5		-5		-2	
Net result from associated companies		17	10	8	5	-36	-8	18	18	40	-8
Operating result	**113**	**156**	**146**	**96**	**125**	**104**	**-8**	**112**	**256**	**523**	**464**

SEB Baltic & Poland

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	372	360	350	345	315	349	349	345	334	1 370	1 377
Net commission income	170	167	176	172	144	149	154	153	133	659	589
Net result of financial transactions	51	39	51	61	54	43	85	47	56	205	231
Other income	16	51	20	26	11	30	9	15	12	108	66
Total income	**609**	**617**	**597**	**604**	**524**	**571**	**597**	**560**	**535**	**2 342**	**2 263**
Staff costs	-179	-168	-174	-179	-173	-171	-175	-180	-178	-694	-704
Other operating costs	-111	-148	-136	-114	-105	-133	-108	-108	-103	-503	-452
Amortisation of goodwill	-12	-12	-13	-12	-12	-12	-13	-12	-12	-49	-49
Depreciation and write-downs	-49	-51	-47	-48	-50	-53	-54	-56	-55	-196	-218
Total costs	**-351**	**-379**	**-370**	**-353**	**-340**	**-369**	**-350**	**-356**	**-348**	**-1 442**	**-1 423**
Net credit losses etc	-19	2	-23	-47	-16	-9	-49	-31	-49	-84	-138
Write-downs of financial fixed assets	1	-1	1	-3		-7				-3	-7
Net result from associated companies	11	22	-1	-1	10	-16	-2	7		30	-11
Operating result from insurance operations	10	2	6	6	2	1	8	13	6	16	28
Operating result	**261**	**263**	**210**	**206**	**180**	**171**	**204**	**193**	**144**	**859**	**712**

SEB Asset Management

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	19	22	20	22	19	26	21	20	22	83	89
Net commission income	373	322	319	290	304	334	316	388	385	1 235	1 423
Net result of financial transactions	1	2	-2	2	1	-1	5	2	2	3	8
Other income	7	9	-1	3	7	6	3	-1	4	18	12
Total income	**400**	**355**	**336**	**317**	**331**	**365**	**345**	**409**	**413**	**1 339**	**1 532**
Staff costs	-122	-129	-125	-125	-142	-146	-130	-133	-129	-521	-538
Other operating costs	-89	-91	-71	-79	-89	-120	-91	-95	-104	-330	-410
Amortisation of goodwill	-1	-1	-2	-2	-2	-2	-2	-2	-2	-7	-8
Depreciation and write-downs	-5	-6	-7	-8	-5	-8	-8	-8	-8	-26	-32
Merger and restructuring costs						-1		-7			-8
Total costs	**-217**	**-227**	**-205**	**-214**	**-238**	**-277**	**-231**	**-245**	**-243**	**-884**	**-996**
Operating result	**183**	**128**	**131**	**103**	**93**	**88**	**114**	**164**	**170**	**455**	**536**

SEB Trygg Liv

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full-year 2003	Accum Full-year 2002
Administration traditional life insurance	101	109	100	96	97	104	100	91	103	401	398
Unit-linked insurance	268	250	236	195	181	190	187	216	241	862	834
Risk operations and other	52	47	37	54	49	45	38	49	44	187	176
Total income	**421**	**406**	**373**	**344**	**327**	**339**	**325**	**356**	**388**	**1 450**	**1 408**
Operating expenses	-408	-380	-339	-381	-353	-362	-303	-310	-403	-1 453	-1 378
Capitalisation of acquisition costs	83	51	48	70	53	35	11	3	54	222	103
Goodwill and other costs	-15	-13	-19	-14	-14	-11	-21	-24	-23	-60	-79
Total costs	**-340**	**-342**	**-310**	**-325**	**-314**	**-338**	**-313**	**-331**	**-372**	**-1 291**	**-1 354**
Net result from associated companies	-3		-1	-4	-5		-4	-4	-6	-10	-14
Operating result	**78**	**64**	**62**	**15**	**8**	**1**	**8**	**21**	**10**	**149**	**40**
Change in surplus values	339	464	818	213	244	196	472	396	239	1 739	1 303
Total result	**417**	**528**	**880**	**228**	**252**	**197**	**480**	**417**	**249**	**1 888**	**1 343**
Change in assumptions		-35		-59		-447				-94	-447
Financial effects due to short term fluctuations	226	121	72	441	-338	411	-890	-1 054	-194	296	-1 727
Total result net	**643**	**614**	**952**	**610**	**-86**	**161**	**-410**	**-637**	**55**	**2 090**	**-831**

The operating result is consolidated on one-line in the Group accounts; 'Operating result from insurance operations'.

Other and eliminations

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full-year 2003	Accum Full year 2002
Net interest income	-12	46	47	-13	1	-13	-65	-35	-98	81	-211
Net commission income	42	33	24	35	31	40	-1	62	47	123	148
Net result of financial transactions	-31	-8	-11	-45	-3	-19	-28	32	10	-67	-5
Other income	45	8	101	64	87	80	71	103	153	260	407
Total income	**44**	**79**	**161**	**41**	**116**	**88**	**-23**	**162**	**112**	**397**	**339**
Staff costs	-338	-270	-260	-264	-286	-185	-290	-231	-227	-1 080	-933
Other operating costs	171	98	57	119	124	29		57	41	398	127
Amortisation of goodwill	-113	-113	-113	-120	-106	-107	-106	-106	-107	-452	-426
Depreciation and write-downs	-55	-39	-58	-44	-64	-48	-49	-57	-51	-205	-205
Merger and restructuring costs						59	16	-84	-20		-29
Total costs	**-335**	**-324**	**-374**	**-309**	**-332**	**-252**	**-429**	**-421**	**-364**	**-1 339**	**-1 466**
Net credit losses etc		1		29	1	4	1	1	1	31	7
Write-downs of financial fixed assets	-1	-40	-2	-3		-18		-4		-45	-22
Net result from associated companies	-12	10	-8	-4	-6	-11	-6	-6	-9	-8	-32
Operating result from insurance operations	-20	3	-25	-37	-28	8	-38	-54	-40	-87	-124
Operating result	**-324**	**-271**	**-248**	**-283**	**-249**	**-181**	**-495**	**-322**	**-300**	**-1 051**	**-1 298**

The SEB Group
Net commission income

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full year 2003	Accum Full year 2002
Issue of securities	22	91	25	20	29	21	90	125	36	165	272
Advisory	144	123	55	101	107	81	144	73	55	386	353
Secondary market shares	470	376	338	312	310	368	331	430	434	1,336	1,563
Secondary market other	54	49	42	56	43	59	44	58	52	190	213
Derivatives	103	62	71	74	74	57	40	32	46	281	175
Custody and mutual fund	682	622	580	546	526	540	545	658	680	2,274	2,423
Payment fees	241	247	254	237	259	268	262	253	278	997	1,061
Card fees	575	605	574	584	559	484	447	476	441	2,322	1,848
Lending	122	210	120	164	159	155	141	123	74	653	493
Deposits	17	18	17	16	16	16	18	16	16	67	66
Guarantees	35	30	30	30	32	31	31	34	34	122	130
Other	196	140	238	178	175	192	86	158	218	731	654
SEB AG and The Baltic	756	735	771	682	643	648	617	607	652	2,831	2,524
Commission income	**3,417**	**3,308**	**3,115**	**3,000**	**2,932**	**2,920**	**2,796**	**3,043**	**3,016**	**12,355**	**11,775**
Securities	-27	-17	-12	-14	-16	-43	-29	-39	-39	-59	-150
Payments	-295	-304	-284	-292	-275	-231	-241	-245	-252	-1,155	-969
Other	-129	-142	-130	-111	-115	-86	-118	-74	-85	-498	-363
SEB AG and The Baltic	-114	-127	-113	-99	-86	-101	-75	-84	-58	-425	-318
Commission costs	**-565**	**-590**	**-539**	**-516**	**-492**	**-461**	**-463**	**-442**	**-434**	**-2,137**	**-1,800**
Securities	1,201	1,121	973	920	892	945	981	1,232	1,163	3,906	4,321
Payments	521	548	544	529	543	521	468	484	467	2,164	1,940
Other	488	441	401	452	448	446	342	362	358	1,742	1,508
SEB AG and The Baltic	642	608	658	583	557	547	542	523	594	2,406	2,206
Net commission income	**2,852**	**2,718**	**2,576**	**2,484**	**2,440**	**2,459**	**2,333**	**2,601**	**2,582**	**10,218**	**9,975**

The SEB Group
Net result of financial transactions

SEK m	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full year 2003	Accum Full year 2002
Skandinaviska Enskilda Banken	194	-60	-52	30	58	288	75	97	140	-24	600
Enskilda Securities	22	49	41	15	39	103	1	-14	51	144	141
SEB AG *	76	-8	-41	-3	4	59	28	47		-48	134
Baltics and other	45	39		36	41	42	17	-14	15	116	60
Realized and unrealized	**337**	**20**	**-52**	**78**	**142**	**492**	**121**	**116**	**206**	**188**	**935**
Fx trading / exchange rate changes	492	620	464	464	348	178	330	454	448	1,896	1,410
Redemptions of bonds	1					-16	-2	82			64
Net result of financial transactions	**830**	**640**	**412**	**542**	**490**	**654**	**449**	**652**	**654**	**2,084**	**2,409**

* Includes redemption of bonds